UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-15399

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Packaging Corporation of America

Thrift Plan for Hourly Employees

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Packaging Corporation of America

1955 West Field Court

Lake Forest, IL 60045

Packaging Corporation of America

Thrift Plan for Hourly Employees

Page
A. Financial Statements
Report of Independent Registered Public Accounting Firm	3
Financial Statements:
Statements of Net Assets Available for Benefits	4
Statement of Changes in Net Assets Available for Benefits	5
Notes to Financial Statements	6
B. Supplemental Schedule
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	14
C. Exhibit
Item 23 Consent of Independent Registered Public Accounting Firm	16

Report of Independent Registered Public Accounting Firm

Benefits Administration Committee

Packaging Corporation of America Thrift Plan for Hourly Employees

We have audited the accompanying statements of net assets available for benefits of the Packaging Corporation of America Thrift Plan for Hourly Employees (the Plan) as of December 31, 2015 and 2014 and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

The supplemental information in the accompanying schedule of Form 5500 Schedule H, Line 4i – Schedule of Assets (held at end of year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2015 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule of Form 5500 Schedule H, Line 4i – Schedule of Assets (held at end of year) as of December 31, 2015, is fairly stated in all material respects in relation to the 2015 financial statements as a whole.

/s/ KPMG LLP

Chicago, Illinois

June 28, 2016

Packaging Corporation of America

Thrift Plan for Hourly Employees

Statements of Net Assets Available for Benefits

	December 31,
	2015	2014
Assets
Plan’s interest in Master Trust	$231,884,519	$219,414,826
Notes receivable from participants	9,739,585	7,376,439
Contributions receivable:
Company	19,272	82,180
Participant	9,304	222,104

	241,652,680	227,095,549
Liabilities
Administrative expenses payable	27,154	24,851
Refund of excess contributions	97,568	21,946

	124,722	46,797

Net assets available for benefits	$241,527,958	$227,048,752

See accompanying notes to financial statements.

Packaging Corporation of America

Thrift Plan for Hourly Employees

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31,
2015
Additions
Contributions:
Participants	$14,769,098
Company	12,820,088
Rollover	300,961
Net investment income from Master Trust	185,097
Interest income from participant notes receivable	246,328

Total additions	28,321,572
Deductions
Benefit payments	13,668,091
Administrative expenses	174,275

Total deductions	13,842,366

Net increase	14,479,206
Net assets available for benefits:
Beginning of year	227,048,752

End of year	$241,527,958

See accompanying notes to financial statements.

Packaging Corporation of America

Thrift Plan for Hourly Employees

Notes to Financial Statements

December 31, 2015 and 2014

1. Description of the Plan

The following description of the Packaging Corporation of America Thrift Plan for Hourly Employees (the “Plan”) provides general information. The Plan Sponsor is Packaging Corporation of America (the “Company” or “PCA”). Participants should refer to the applicable plan document, including the special appendix sections (“Special Appendix”), for a more complete description of eligibility requirements, contribution limits, Company matching contributions, and vesting provisions. There is a Special Appendix for each Company location.

General

The Plan is a defined-contribution plan, established on February 1, 2000, and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan covers eligible hourly employees of the Company, its subsidiaries, and the covered groups that have adopted the Plan. The Benefits Administration Committee is responsible for the oversight of the Plan. The Investment Committee determines the appropriateness of the Plan’s investment offerings and monitors investment performance. Both committees are appointed by the Board of Directors.

On October 25, 2013, PCA acquired 100% of the outstanding stock and voting equity interests of Boise Inc. (“Boise”). As part of the integration of Boise into PCA, the assets of the Boise Paper Holdings, L.L.C Savings Plan and the Boise Paper Holdings, L.L.C. Retirement Savings Plan (the “Boise Plans”) were transferred to the Packaging Corporation of America Defined Contribution Master Trust (the “Master Trust”) on October 1, 2015.

In connection with the integration efforts, the Company made a number of changes to the Plan, effective September 8, 2015, which included the following new features:

•	Roth contributions

•	Automatic rebalancing of participants’ investment portfolio to stay in line with targeted asset allocations

•	Automatic escalation of participants’ employee contributions at predetermined percentages

•	New investment fund options, including self-directed brokerage accounts and target date funds

•	Immediate entry to the Plan for certain groups of employees (non-union)

On February 1, 2014, certain union employees at a container plant in Chicago, Illinois became eligible for the Plan through negotiation. Assets from their prior plan were transferred into the Plan in April of 2014. On October 1, 2014 certain employees at acquired container plants in City of Industry and San Bernardino, California became eligible for the Plan.

Aon Hewitt is the Plan’s record keeper. The Northern Trust is the Plan’s trustee and custodian. The Pavilion Advisory Group is the investment advisor to the Plan.

Contributions

Upon hire eligible employees electing to participate in the Plan may make salary deferral contributions through payroll deductions based upon the deferral percentage limits specified in each covered Special Appendix that vary by geographic location, with such contributions limited to $18,000 and $17,500 in 2015 and 2014, respectively, for employees under age 50 and $24,000 and $23,000 in 2015 and 2014, respectively, for employees age 50 and older. The Company contributes on behalf of the participants a matching contribution equal to an amount detailed in each location’s Special Appendix. The Company’s matching contributions are invested in the Plan’s investment funds based on the participant investment elections.

The Company makes a retirement savings contribution to certain eligible employees of up to 6.5% of compensation based on years of service and/or age, as defined in the location’s Special Appendix. This contribution is made on behalf of the employee regardless of whether or not the employee is contributing to the Plan. The Company’s retirement savings contribution vests at a rate of 20% per year.

Beginning September 8, 2015, participants may now elect to make Roth contributions to the Plan, which are after-tax contributions whose earnings are not taxable upon qualified distribution. Total 2015 employee contributions, both before-tax and after-tax, cannot exceed $18,000 for employees under age 50 and $24,000 for employees age 50 and older.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, Company contributions, and an allocation of Plan earnings or losses and is charged with an allocation of administrative expenses. Allocations are based on each participant’s account balance, as defined, in relation to the balance of all participants’ account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are 100% vested immediately in the value of their pretax contributions, earnings thereon and rollovers from other qualified plans.

The Company’s matching contribution and the retirement savings contribution vest at a rate of 20% per year. To the extent a participant is not 100% vested in the Company’s matching contributions or retirement savings contribution, upon attainment of age 65 or termination of employment due to death or permanent disability, a participant will become 100% vested in the Company’s matching contributions and retirement savings contributions. Forfeited non-vested accounts are applied to reduce future Company contributions.

Investment Options

Participants may elect to invest their account balances in any of the available investment options provided by the Plan. Participants may change their investment options on any business day, subject to certain short-term trading restrictions outlined in the plan document.

Effective September 8, 2015, the portion of the Plan currently invested in the PCA Common Stock Fund, and any future employee or employer contributions used to acquire PCA common stock, is invested in an Employee Stock Ownership Plan (“ESOP”). Plan participants have the ability to instruct the Plan’s trustee to distribute directly to them future cash dividends paid on shares of PCA common stock credited to their PCA common stock ESOP. The election to receive cash dividends is made through the PCA Benefits Center, and dividends will be reported as taxable income.

Benefit Payments

In the event of retirement (as defined in the Plan), death, permanent disability, or termination of employment, the vested balance in the participant’s account will be distributed to the participant or the participant’s beneficiary in a single lump-sum cash payment. The portion of the participant’s account invested in the PCA Common Stock Fund will be distributed in cash unless elected to be distributed in kind.

Certain participants, as specified in each covered location’s Special Appendix, who have attained age 55 may elect an in-service withdrawal from their vested Company matching contribution account. Participants, as specified in each location’s Special Appendix, who have attained age 59 1/2 may elect to withdraw all or part of their account balance.

Administrative Expenses

Administrative expenses are paid from Plan assets, to the extent not paid by the Company.

Notes Receivable from Participants

Certain participants, as specified in each covered location’s Special Appendix, may borrow an amount up to the lesser of $50,000 or 50% of their vested account balance. The minimum loan amount is $1,000. Such loans bear interest at the prime rate as published by The Wall Street Journal and are secured by the participant’s account balance in the Plan. Loans must be repaid within 54 months, with principal and interest payments made primarily through payroll deductions. Employees on unpaid leave may continue to repay loans via personal check or money order during their period of absence. Participants also have the ability to elect to make a one-time repayment of their outstanding loan balance, of which the payment can be made via personal check or money order.

Effective September 8, 2015, participants may take up to two general purpose loans that must be repaid within 60 months.

Interest rates on loans outstanding in the Plan at December 31, 2015 ranged from 3.25% to 8.25%.

Forfeited Accounts

At December 31, 2015, forfeited non-vested accounts totaled $105,787. These accounts will be used to reduce future employer contributions. In 2015, employer contributions were reduced by $91,187 for forfeited non-vested accounts.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in the Company contributions.

2. Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan’s beneficial interest in the Master Trust represents the Plan’s share of the Master Trust’s investments stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion and disclosures related to fair value measurements.

Purchases and sales of securities are recorded on the settlement date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the gains and losses on investments bought and sold as well as held during the year.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2015 or 2014. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Recently Issued or Newly Adopted Accounting Standards

In July 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part I of the ASU eliminates the requirements to measure fair value of fully benefit-responsive investment contracts and provide certain disclosures. Part II of the ASU eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits. It also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics, and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III of the ASU allows a plan with a fiscal year end that does not coincide with the end of a calendar month to measure its investments and investment-related accounts using the month end closest to its fiscal year end. The ASU is effective for fiscal years beginning after December 15, 2015. Parts I and II are to be applied retrospectively. Part III is to be applied prospectively. Plans can early adopt any of the ASU’s three parts without early adopting the other parts. Management has elected to adopt Parts I and II of the ASU early. Part III is not applicable to the Plan. The adoption was applied retrospectively and resulted in the elimination of the disclosures noted above. The adoption of this accounting guidance did not have an effect on the Plan’s net assets available for benefits or changes in net assets available for benefits. See Note 3, Master Trust, for the new simplified disclosures related to the Plan’s investments.

In May 2015, the FASB issued ASU 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). This ASU removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. This ASU also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. Although the new standard is not effective until annual and interim reporting periods beginning after December 15, 2016, early adoption is permitted. The Plan early adopted the provisions of this guidance effective January 1, 2015, and the adoption had no impact on the Plan’s financial statements. See Note 4, Fair Value Measurements, for the new fair value disclosures related to the Plan’s investments.

There were no other accounting standards recently issued that had or are expected to have a material impact on the Plan’s financial statements and associated disclosures.

3. Master Trust

On October 1, 2015, assets of the Boise Plans were transferred into the Master Trust. At December 31, 2015, the Master Trust includes assets of the Plan, the Packaging Corporation of America Retirement Savings Plan for Salaried Employees, the Boise Paper Holdings, L.L.C. Savings Plan, and the Boise Paper Holdings, L.L.C. Retirement Savings Plan. All of the Plan’s investments are invested in the Master Trust. The purpose of the Master Trust is the collective investment of assets of the participating plans. Each participating plan’s interest in the Master Trust is based on the aggregate account balances of the participants in the respective participating plan. The Master Trust specifically identifies contributions, benefit payments, and plan-specific expenses attributable to each participating plan. Investment gains (losses) are allocated to each participating plan in the Master Trust on a daily basis based on each plan’s separate interest in the Master Trust. At December 31, 2015 and 2014, the Plan’s interest in the net assets of the Master Trust at fair value was 18.5% and 31.0%, or $231,884,519 and $219,414,826, respectively.

The investments held by the Master Trust and the Plan’s percentage interest in each of the investments within the Master Trust are presented below.

	December 31, 2015	Plan’s Percentage Interest	December 31, 2014	Plan’s Percentage Interest
Assets
Mutual funds	$323,668,860	30.8%	$327,541,835	36.5%
Self-directed brokerage accounts	23,667,949	2.5	—	—
Common collective trust funds	418,269,885	20.7	186,574,939	41.0
Common stock	167,062,742	13.6	189,981,165	11.9
Target date fund	277,179,293	7.5	—	—
Short-term investment fund	43,030,850	3.8	4,383,659	15.7

Total assets at fair value	$1,252,879,579	18.5%	$708,481,598	31.0%

Investment income for the Master Trust was as follows:

Year Ended December 31,
2015
Interest income	$1,994,491
Dividends	7,234,084
Other income	915,450
Net realized and unrealized appreciation in fair value of:
Mutual funds	11,212,230
Self-directed brokerage accounts	23,667,949
PCA common stock	(36,563,465)
Common collective trust funds	7,698,056

Total investment income	$16,158,795

4. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 — Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

Level 2 — Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•	Quoted prices for similar assets and liabilities in active markets

•	Quoted prices for identical or similar assets or liabilities in markets that are not active

•	Observable inputs other than quoted prices that are used in the valuation of the assets or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means

Level 3 — Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level of input that is significant to the fair value measurement in its entirety.

The following is a description of the valuation techniques and inputs used for each major class of assets measured at fair value by the Plan.

Mutual funds: Valued at the daily closing price reported by the funds. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities Exchange Commission. These funds are required to publish daily net asset values (“NAV”) and to transact at that price. The mutual funds held by the Plan are considered actively traded.

Common stocks: Valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash position).

Self-directed brokerage account: Valued at the closing price reported on the active market on which the individual securities are traded.

Target date funds: Valued at the NAV provided by the Trustee. While the underlying assets are actively traded on an exchange, the funds are not.

Common collective trust funds: Valued at the NAV provided by the administrator of the fund which is used as a practical expedient to estimate fair value. The NAV is based on the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The Plan has no contractual obligations to further invest in the funds.

Short-term investments: Valued at cost, which approximates fair value.

The following tables set forth by level, within the fair value hierarchy, the Master Trust’s assets carried at fair value: The table as of December 31, 2014, has been revised to reflect the adopted provision of ASU 2015-07 discussed in Note 2, Significant Accounting Policies.

	December 31, 2015
	Level 1	Level 2	Level 3	Total
Master trust investments
Mutual funds	$323,668,860	—	—	$323,668,860
Self-directed brokerage	23,667,949	—	—	23,667,949
Common stock	167,062,742	—	—	167,062,742
Short-term investment fund	—	—	—	43,030,850
Target date funds	—	—	—	277,179,293
Common collective trust funds	—	—	—	418,269,885

Total master trust investments	$514,399,551	$—	$—	$1,252,879,579

	December 31, 2014
	Level 1	Level 2	Level 3	Total
Master trust investments
Mutual funds	$327,541,835	—	—	$327,541,835
Common stock	189,981,165	—	—	189,981,165
Short-term investment fund	—	—	—	4,383,659
Common collective trust funds	—	—	—	186,574,939

Total master trust investments	$517,523,000	$—	$—	$708,481,598

There were no significant transfers between levels 1, 2 or 3.

5. Tax Status

The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated March 9, 2012 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (“the Code”) and therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to federal income tax examinations for years prior to 2012.

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	December 31,
	2015	2014
Net assets available for benefits per the financial statements	$241,527,958	$227,048,752
Amounts allocated to withdrawn participants	(2,293)	(9,217)
Adjustment of value of investments	—	361,929

Net assets available for benefits per Form 5500	$241,525,665	$227,401,464

The following is a reconciliation of net increase per the financial statements to Form 5500:

Year Ended December 31, 2015
Total net increase per the financial statements	$14,479,206
Adjustment of value of investments at beginning of period	(361,929)
Amounts allocated to withdrawing participants at December 31, 2014	9,217
Amounts allocated to withdrawing participants at December 31, 2015	(2,293)

Total net increase per the Form 5500	$14,124,201

8. Related Party Transactions

The Plan invests in the common stock of the Company. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA. During 2015, the Plan received $761,118 in common stock dividends from the Company.

The Plan’s record keeper, trustee, custodian and investment advisor described in Note 1 are each a party-in-interest to the Plan as defined by ERISA. Parties in interest to the Plan are noted in the Schedule H, Line 4i - Schedule of Assets. KPMG LLP, the auditor of the Plan’s financial statements, is also a party in interest.

9. Subsequent Events

The Company has evaluated subsequent events after the Statement of Net Assets Available for Plan Benefits date through June 28, 2016, the date that the financial statements were issued, and no reportable events have been identified.

Supplemental Schedule

Packaging Corporation of America

Thrift Plan for Hourly Employees

Schedule H, Line 4i - Schedule of Assets

(Held at End of Year)

EIN 36-4277050 Plan 001

December 31, 2015

Description		Shares	Fair Value
Mutual Funds -
EuroPacific Growth Fund		215,090	$9,747,870
Dreyfus/Boston Small/Mid Cap Growth Fund		322,103	5,053,792
Fidelity Growth Company Fund		443,315	60,707,519
Loomis Sayles Value Fund		503,125	9,992,055
Victory-Integrity Small Cap Value Fund R6		4,352	135,484
Templeton Global Bond Fund R6		18,240	210,313
Metropolitan West Total Return Bond Fund		1,373,525	13,762,756
Principal Diversified Real Asset I Fund		4,327	45,306

Total Mutual Funds			$99,655,095

Self-Directed Brokerage Accounts			$589,539

Common Stock -
Packaging Corporation of America Common Stock		357,590	$22,746,617

Short-Term Investment Funds -
Short-Term Investment Fund		568,596	$568,523
State Street Target Retirement Income		9,223	96,314
State Street Target Retirement 2015		92,113	986,253

Total Short-Term Investment Funds			$1,651,090

Target Date Funds -
State Street Target Retirement 2020		496,277	$5,397,513
State Street Target Retirement 2025		435,609	4,785,161
State Street Target Retirement 2030		355,573	3,927,655
State Street Target Retirement 2035		214,815	2,377,355
State Street Target Retirement 2040		140,190	1,551,905
State Street Target Retirement 2045		114,741	1,268,696
State Street Target Retirement 2050		67,141	742,377
State Street Target Retirement 2055		50,982	563,809
State Street Target Retirement 2060		11,568	109,724

Total Target Date Funds			$20,724,194

Common Collective Trust Funds -
Northern Trust Collective Extended Equity Market Index Fund		60,687	$8,899,697
Northern Trust Collective S&P 500 Index Fund		72,125	12,538,879
State Street International Index Fund		10,377	190,257
JP Morgan Stable Value Fund		3,164,107	64,889,152

Total Common Collective Trust Funds			$86,517,985

Total Investments			$231,884,519

Notes Receivable from Participants	Rate of Interest	Maturity	Fair Value
Various (1,651 loans to 1,338 participants)	3.25%-8.25%	Varying, up to 5 years	$9,739,585

Total Assets (Held at End of Year)			$241,624,104

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Administration Committee of Packaging Corporation of America has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Packaging Corporation of America Thrift Plan for Hourly Employees

Date: June 28, 2016	/s/ PAMELA A. BARNES
Pamela A. Barnes
Vice President

INDEX TO EXHIBITS

Exhibit Number	Description

23.1	Consent of KPMG LLP